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                               January 26, 2022

       Calvin Cooper
       Chief Executive Officer
       Rhove Real Estate 1, LLC
       629 N. High Street, 6th Floor
       Columbus, Ohio 43215

                                                        Re: Rhove Real Estate
1, LLC
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed January 11,
2022
                                                            File No. 024-11645

       Dear Mr. Cooper:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 28, 2021 letter.

       Amended Offering Statement on Form 1-A filed January 11, 2022

       Description of City Park Quad (Columbus) Series, page 79

   1. We note your response to comment 4. Please clarify when the lease of the remaining City
                                                        Park Quad tenant
expires and if the lease will be in place after the company purchases their interest in the
property. In addition, tell us if you are responsible for any renovation costs associated with
the property or if these costs are solely the responsibility of the current owner entity.
 Calvin Cooper
Rhove Real Estate 1, LLC
January 26, 2022
Page 2



       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                         Sincerely,
FirstName LastNameCalvin Cooper
                                                         Division of
Corporation Finance
Comapany NameRhove Real Estate 1, LLC
                                                         Office of Real Estate
& Construction
January 26, 2022 Page 2
cc:       Kendall Almerico, Esq.
FirstName LastName